UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Ra Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

74933V 10 8

(CUSIP Number)

Peter Haahr

Novo Holdings A/S

Tuborg Havnevej 19

Hellerup, Denmark DK-2900

+45 3527 6592

Copy to:

B. Shayne Kennedy, Esq.

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, CA 92626

Telephone: (714) 540-1235

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 26, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 74933V 10 8

1.	Name of Reporting Person: Novo Holdings A/S
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Denmark

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 1,531,562
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 1,531,562
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,531,562
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 4.9% (1)
14.	Type of Reporting Person: CO

(1)	Based upon 31,026,684 shares of Common Stock outstanding following the Issuer’s public offering of 8,400,000 shares (and excluding the underwriters’ option to purchase 1,260,000 additional shares) as reported in the Issuer’s Prospectus filed pursuant to Rule 424(b)(5) with the Securities and Exchange Commission (the “SEC”) on February 16, 2018.

This amendment (“Amendment No. 3”) amends the Schedule 13D originally filed with the SEC on November 2, 2016, as subsequently amended by Amendment No. 1 filed with the SEC on August 23, 2017 and Amendment No. 2 filed with the SEC on February 26, 2018 (collectively, the “Schedule”) to report a decrease in beneficial ownership of common stock of the Issuer held by Novo Holdings A/S resulting from the sale of shares by Novo Holdings A/S. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Amended Schedule.

Item 5.	Interest in Securities of the Issuer

Item 5(a) of the Schedule is amended and replaced in its entirety as follows:

(a) Novo Holdings A/S beneficially owns 1,531,562 shares of Common Stock (the “Novo Shares”), representing approximately 4.9% of the Issuer’s outstanding Common Stock, based upon 31,026,684 shares of Common Stock outstanding following the Issuer’s public offering of 8,400,000 shares (and excluding the underwriters’ option to purchase 1,260,000 additional shares) as reported in the Issuer’s Prospectus filed pursuant to Rule 424(b)(5) with the SEC on February 16, 2018.

Item 5(b) of the Schedule is amended and replaced in its entirety as follows:

(b) Novo Holdings A/S is a Danish limited liability company wholly owned by the Novo Nordisk Foundation. Novo Holdings A/S, through its Board of Directors (the “Novo Board”), has the sole power to vote and dispose of the Novo Shares. The Novo Board, currently comprised of Sten Scheibye, Francis Michael Cyprian Cuss, Goran Ando, Jean-Luc Butel, Jeppe Christiansen, Steen Riisgaard, Lars Rebien Sorensen and Per Wold-Olsen, may exercise voting and dispositive control over the Novo Shares only with the support of a majority of the Novo Board. As such, no individual member of the Novo Board is deemed to hold any beneficial ownership or reportable pecuniary interest in the Novo Shares. Except as described in this Amendment No. 3, neither the Foundation nor any person listed on Schedule I has the power to direct the vote as to, or the disposition of the Novo Shares.

Item 5(c) of the Schedule is supplemented as follows:

(c) On February 26, 2018, Novo Holdings A/S sold 500,000 shares of the Issuer’s common stock in the open market through a broker’s transaction at a weighted average price of $6.25 per share.

Item 5(e) of the Schedule is supplemented as follows:

(e) Novo Holdings A/S ceased to be a beneficial owner of 5% or more of the Issuer’s common stock on February 26, 2018.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 2, 2018	Novo Holdings A/S

/s/ Peter Haahr
	By:	Peter Haahr
	Its:	Chief Financial Officer